                                                                     EXHIBIT 2.2
                                                                     -----------

                                CO-PACK AGREEMENT
                                -----------------

     THIS CO-PACK AGREEMENT, made and entered into this 9th day of February, 2001, by and between Heinz Frozen Food Company, a Delaware corporation ("Co-Packer") and Luigino's, Inc., a Minnesota corporation ("Luigino's").

                                   WITNESSETH:
                                   -----------

     WHEREAS, Co-Packer, the All American Gourmet Company and Luigino's have of even date herewith executed a stock purchase agreement pursuant to which Luigino's is purchasing (i) all of the capital stock of the All American Gourmet Company; and (ii) all of the saleable finished goods inventory relating to the "Budget Gourmet" brand owned by Heinz Frozen Food Company ("Purchase Agreement"); and

     WHEREAS, the Closing of the transaction under the Purchase Agreement is conditioned upon the parties agreement to the terms and conditions set forth herein; and

     WHEREAS, Co-Packer desires to obtain an assured purchase volume from Luigino's of certain Value Classics, Hi Tier and Michelina's frozen entrees products as more fully described in Exhibit A, which is attached to and made a part of this Agreement (the "Products") for distribution and sale by Luigino's under the terms of this Agreement and Co-Packer desires to supply the Products to Luigino's under the terms of this Agreement; and

     WHEREAS, Luigino's desires to obtain from Co-Packer, an assured source of Products for distribution and sale by Luigino's.

     NOW, THEREFORE, in consideration of the premises, the mutual promises contained in this Agreement, and other good and valuable consideration, receipt of which the parties acknowledge, the parties, intending to be bound legally, agree as follows:

     1. Manufacture of the Product. Luigino's shall place purchase orders with Co-Packer, and Co-Packer shall sell and deliver to Luigino's the Products under the terms of this Agreement. Co-Packer shall manufacture and package the Products in compliance with the specifications attached as Exhibit B (the "Specifications") and the terms and conditions of this Agreement, as the same may be amended from time to time, in accordance with the provisions of this Agreement.

     2. Term. The term of this Agreement shall commence on the date of this Agreement and shall continue in full force and effect for two (2) years, unless sooner terminated under the terms hereof.

     3. Production Schedule.

          (a) During the term of this Agreement, Luigino's shall provide Co-Packer with a weekly written forecast of the quantities of the Products it will require for, at a minimum, the following six (6) weeks. For each rolling six week period, the quantities stated shall: (i) be firm, by
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     Facility, by SKU and by day for the first week of each rolling six week period; (ii) be a good faith estimate, by Facility, using commercially reasonable efforts for the second week; and (iii) be a forecast, by Facility, for weeks three through six. Within forty-eight (48) hours of the receipt of such forecast, Co-Packer shall respond to Luigino's with a firm schedule for production, by Facility, by SKU and by day for the following week and a tentative schedule, by Facility, for weeks two through six. The parties may, from time to time, mutually agree to modify these conditions in order to respond to changes in sales or to capacity, material or other manufacturing constraints, and in order to maximize logistics savings and other identifiable efficiencies for both parties. The parties shall mutually agree upon a reasonable payment to cover any additional costs actually incurred by Co-Packer resulting from such modifications. Co-Packer shall use commercially reasonable efforts to cooperate with Luigino's to meet changes in order quantities during the rolling six-week period (including changes during the week of the firm production schedule), whether due to customer orders, promotional programs or other commercial factors, it being acknowledged that Co-Packer shall not be required to accommodate such changes where Materials are not reasonably available. Co-Packer shall submit to Luigino's the proposed initial production schedule at least five (5) days prior to the Closing for Luigino's review and approval. For the first 30 days after the Closing, Co-Packer and Luigino's shall cooperate in establishing the production schedule, it being acknowledged that, for competitive reasons, Co-Packer has withheld from Luigino's certain information regarding its sales and marketing plans for the Products for the period immediately prior to the Closing. After the 30-day transition period referred to above, Luigino's shall be solely responsible for providing the purchase schedule under this Section.

          (b) On or before the beginning of each fiscal quarter during the term, of this Agreement, Luigino's shall also furnish Co-Packer with an estimate of the quantities of the Products it will require in each quarter of the succeeding twelve-month period (a "Production Year"). This estimate shall be a good-faith estimate but shall not be binding or otherwise limit or obligate Luigino's in its order of Products under this Agreement except as set forth in sub-paragraph (c) of this Section 3.

          (c) Luigino's shall satisfy the following minimum volume purchase requirements:

          February 10, 2001 to February 9, 2002 ("Year 1") 8,000,000 cases February 10, 2002 to February 9, 2003 ("Year 2") 6,000,000 cases

     In the event that Luigino's does not satisfy the above minimum volume requirements, Luigino's shall pay Co-Packer the Volume Shortfall Fee, as defined in Exhibit C for the volume shortfall in any given year of this Agreement. The Volume Shortfall Fee must be paid within 45 days after closure of Year 1 and Year 2 respectively.

          (d) Co-Packer is obligated hereunder to sell, and deliver all of Luigino's minimum volume requirements of Products, as specified in Section 3(c), on a ratable basis during the term hereof. Co-Packer shall deliver up to an additional 10% beyond such volume requirements, in the event Luigino's requests such delivery and Co-Packer has the capacity to manufacture such Products, at the Prices set forth in Section 8. In the event that Co-Packer is unable, on an annual basis, to produce a sufficient quantity of Products to fill Luigino's firm orders,

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     up to the minimum volume requirement specified in Section 3(c), Co-Packer shall pay the Production Shortfall Fee, as defined in Exhibit C.

          (e) Except as set forth in Section 26, in the event Co-Packer fails to supply any Products in accordance with the firm production schedule for any relevant week, Co-Packer shall be obligated to deliver such unsupplied Products during the immediately following week. In the event Co-Packer fails to supply such undelivered Products during the immediately following week, and the total quantity of such undelivered Products exceeds 4,000 cases with respect to such week, Co-Packer shall be responsible for Luigino's actual damages incurred in connection with such breach.

     4. Non-Compete.

          (a) In consideration for $10,000,000, payable in cash on the date hereof in accordance with Seller's Wire Transfer Instructions (as defined in the Purchase Agreement), neither Co-Packer nor its affiliates shall, directly or indirectly, sell, market or manufacture in the Restricted Territory (as hereinafter defined) full flavor, single compartment entrees positioned in the economy or value sub-segments of the single serve frozen entree category during the period for which it is a supplier, under terms of this Co-Pack Agreement, to Luigino's; provided, however, this covenant not to compete shall remain in full force and effect throughout the 2-year term hereof in the event Luigino's terminates this Agreement prior to the expiration of such term in accordance with the terms of this Agreement.

          (b) It is understood that both the H. J. Heinz Company and Co-Packer market and manufacture a broad range of frozen food products, including meals and entrees, under the Weight Watchers, Smart Ones and Boston Market brands as well as potato products, snacks and other handheld items both within and outside the Restricted Territory. In order to clarify certain aspects of the noncompetition covenant set forth in clause (a) above (hereinafter the "Non-Compete"), the parties have specifically agreed that:


          i) The Non-Compete is in no way intended to limit promotional pricing or other marketing initiatives of HFF with respect to any of its current Weight Watchers, Smart Ones, Boston Market, Ore-Ida and Bagel Bites Brands.


          ii) Full flavor, as used in the context of the Non-Compete, does not mean any product which is sold, marketed or manufactured with the Smart Ones label.

          iii) The Non-Compete applies specifically to single compartment entrees (which for purposes of the Non-Compete means both the current eat-out-of-box format and a tray and carton format) and does not apply to other frozen meal items which include handheld items, pizza, side dishes, breakfast items, dessert items and soup. For purposes of the foregoing:

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               (a)  "Side dishes" shall mean (i) any item in the Ore-Ida line of potato products, (ii) any item currently on an HFF Price List, a redacted copy of which has been delivered to Luigino's, or (iii) any item subsequently identified as a side dish on a HFF Price List which is not positioned in the economy or value sub-segments.

               (b) "Handheld items" shall mean such frozen items as sandwiches, pocket items, snacks, appetizers, Bagel Bites pizza items and the like.

          iv) The Non-Compete is limited geographically to the United States, Canada and Mexico (collectively, the "Restricted Territory").


          (c) The parties hereto agree and stipulate that the covenant not to compete contained in this Agreement is fair and reasonable in light of all of the facts and circumstances of the relationship between the parties; provided, however, Co-Packer is aware that in certain circumstances courts have refused to enforce certain covenants not to compete. Therefore, in furtherance of, and not in derogation of the provisions of this Section 4, the parties agree that in the event a court should decline to enforce the provisions of this Section 4, that this Section 4 shall be deemed to be modified or reformed to restrict competition by Co-Packer and its affiliates, as applicable, to the maximum extent as to time, geography and business scope, which the court shall find enforceable; provided, however, in no event shall the provisions of this Section 4 be deemed to be more restrictive to Co-Packer and its affiliates than those contained herein. Co-Packer acknowledges that it would be difficult to fully compensate Luigino's for damages resulting from any breach of the provisions of this
     Section 4. In the event of any actual or threatened breach of such provisions, Luigino's shall (in addition to any other remedies which it may have) be entitled to seek temporary and/or permanent injunctive relief to enforce such provisions without the necessity of proving damages; provided, however, that Luigino's shall first give Co-Packer notice of any situations where it believes Co-Packer is in violation of the terms of this provision, and an opportunity (not to exceed 10 days) to work with Luigino's to remedy such situation. Co-Packer further acknowledges that this Section 4 constitutes a material condition precedent to Luigino's entering into this Agreement and to completing the purchase contemplated by the Purchase Agreement and Luigino's is relying on the enforceability of this Section 4 in entering into this Agreement and completing such purchase.

     5. Deliveries. Co-Packer shall manufacture the Products and deliver them to the Delivery Point (FOB Plant), as stated in the then most current production schedule, in accordance with Co-Packer's invoice terms. A copy of such invoice, and the standard terms and conditions, is attached as Exhibit E. To the extent that there is a conflict between the terms and conditions contained in such invoice and this Agreement, the terms and conditions contained in this Agreement shall control. Luigino's shall order Products by SKU, in quantities which are equivalent to a single days production run for the given Product, based on a single shift. The required quantities are approximately 8,000 cases per shift but, the current quantities required per shift, by SKU, are attached as Exhibit
F. The exact quantity may change during the term of this Agreement due to

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requests initiated by Luigino's, or other circumstances attributable to
Co-Packer's operations, with such change not to exceed plus or minus ten percent (10%) from the quantities set forth on Exhibit F. Any other changes must be agreed to in writing, and such changes will be provided to Luigino's prior to any orders. All products shall be picked up by Luigino's at the Delivery Point. At Luigino's request, Co-Packer shall assist Luigino's in coordinating transportation of the Products (i) from the Massillon, Ohio Facility to Allentown, Pennsylvania and (ii) from the Pocatello, Idaho Facility to Luigino's Clearfield, UT distribution center, in order to take advantage of transportation efficiencies, including backhauls. Luigino's shall reimburse Co-Packer, at Co-Packer's cost, for such backhauling or other expenses attributable to achieving such efficiencies.

     6. Manufacturing Facilities. Co-Packer shall manufacture the Products at its processing facilities at Massillon, Ohio or Pocatello, Idaho or at such other facility as Luigino's and Co-Packer shall mutually agree (individually referred to as "Facility" or collectively as "Facilities"). Co-Packer shall in its sole discretion determine the production location of the Products as between the Facilities; provided, however, that (i) the allocation of such production shall be consistent with the allocation of Product production in the twelve (12) months preceding December, 2000, with not more than 1/3 of the annual Product production allocated to the Pocatello, Idaho Facility (it being acknowledged that the costs of Products from the Pocatello, Idaho Facility exceed those of the Massillon, Ohio Facility and that Luigino's would incur additional incremental costs if more than 1/3 of the annual Product production were manufactured at the Pocatello, Idaho Facility) and (ii) the allocation of production between the Facilities shall be generally consistent, from month-to-month during the term of this Agreement, with the allocation of Product production in the twelve (12) months preceding December, 2000. Both parties recognize that Co-Packer is only capable of manufacturing some products at the location where they are currently manufactured.

     7. Raw Materials; Ingredients; Packaging. Co-Packer shall furnish all raw materials, ingredients, and packaging materials (collectively the "Materials") required for the manufacture, production, processing, and packaging of the Products under this Agreement. Co-Packer shall use primary packaging suppliers which are pre-approved by Luigino's, which approval may not be unreasonably withheld. Luigino's shall have the right to negotiate the price and other material economic terms of the agreement between Co-Packer and the primary packaging suppliers for the Products. Co-Packer shall be obligated to use the Materials provided by suppliers pre-approved by Luigino's for all Products manufactured hereunder that bear the "Michelina's" name. In the event that Luigino's rejects a primary packaging supplier, or otherwise requests Materials other than those currently used by Co-Packer for the Products, Luigino's shall be responsible for any additional out-of-pocket costs in excess of the Prices, including storage, handling and operating costs, associated with such Materials. Co-Packer shall label all Products using artwork, graphics, and label copy that Luigino's shall approve and that shall remain the property of Luigino's. In the event of a change in Products or Product Specifications resulting in obsolete Materials, and upon termination of this Agreement, Luigino's shall purchase obsolete inventory, and inventory purchased exclusively for Luigino's Products, at cost. However, Co-Packer shall not maintain, except in the case of bulk seasonal purchases, more than a six (6) week inventory of Materials and shall use commercially reasonable efforts to utilize reasonably available Materials that can be consistently used across a range of products (including Co-Packer's own products).

     8. Price; Price Changes; Variable Costs.

          (a) Luigino's shall pay to Co-Packer in full and complete consideration for the manufacture and delivery of the Products, to Luigino's designated point of delivery, and for each and every service and performance of Co-Packer under this Agreement, those prices set forth on Exhibit C as the same may be amended by the mutual written agreement of the parties from time to time (the "Prices") or otherwise in accordance with the terms of this Agreement.

          (b) The parties shall meet at least once per quarter to review production, costs, administrative matters and other similar items. On a quarterly basis, Co-Packer shall prepare and submit to Luigino's a report describing (i) the changes in Co-Packer's costs for the items of component packaging and ingredients (the "Primary Materials") and electricity and natural gas costs for operating the Facilities ("Utilities") as set forth in Exhibit D1, and (ii) the variances for Primary Materials and Utilities experienced by Co-Packer for such quarter. Luigino's shall have the right to review all reasonable supporting documentation, and shall have reasonable access to the designated points of contact with Co-Packer, to enable Luigino's to review and approve such report. The designated points of contact shall be the respective CFO's of each party, or their designee. It is specifically agreed that the portion of the Prices attributable to the cost of Primary Materials and Utilities shall be reviewed at such quarterly meetings or upon the mutual written consent of the parties. Prices shall be amended prospectively on a quarterly basis to reflect the net effect of any changes in the cost of the Primary Materials and Utilities and such variances. Co-Packer will provide a listing of ingredients and packaging costs constituting seventy-five percent of the total Material Cost, based upon Luigino's production schedule to facilitate the parties' quarterly review of the Prices. Such ingredients and packaging shall be designated as the Primary Materials.

          (c) Labor and fixed and variable overhead costs shall be reviewed and adjusted prior to the beginning of each of Co-Packer's fiscal years during the term of this Agreement and will be adjusted to reflect changes in the actual cost of labor and overhead; provided, however, that in no event shall the Prices be increased to reflect (i) changes in labor and overhead standard costs due to lower than expected production at any Facility, (ii) Co-Packer's additional costs of operating either Facility for more than five (5) days during any week or (iii) other factors which adversely affect the efficiency or yield of either Facility.

          (d) Variable Overhead, and Fixed Overhead, as identified in Exhibit D2, will be adjusted with respect to each Facility on an annual basis in a manner consistent with clause (c) above. In connection with such annual adjustment, (i) for the fixed overhead component of the Price, the per case rate for all components set forth on Exhibit D-2 shall remain fixed during the term of this Agreement, except that the per case rate for salaries shall be adjusted for the annual corporate target salary increase rate for Co-Packer applicable to Co-Packer's succeeding fiscal year (with the first annual adjustment hereunder applied to the per case rate for salaries implicit in the original Exhibits C-1 and C-2), and the new fixed overhead rate shall equal the sum of such per case rates, and (ii) for the fixed overhead component, the per case rate for all components set forth on Exhibit D-2 shall remain fixed during the term of the Agreement, except that the per case rate for indirect labor and maintenance labor shall be adjusted for changes in the wage rates, on a weighted average basis, from the preceding year (with the first annual adjustment hereunder applied to the per


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     case rates for indirect labor and maintenance labor implicit in the original Exhibits C-1 and C-2), and the new variable overhead rate shall equal the sum of such per case rates. As outlined in Section 8(b), Utilities will be reviewed quarterly and included with the ingredient updates.

          (e) Terms of payment shall be net cash twelve (12) days from the date of shipping.


     9. Materials. All Materials Co-Packer uses for the manufacture of the Products shall conform to the Specifications.

     10. Delivery; Acceptance.

          (a) Co-Packer shall deliver all the Products Luigino's purchases under this Agreement to Luigino's FOB the Facilities and shall place the Products into the custody of carriers at the Factories pursuant to Luigino's purchase orders, or other written directions. A copy of such purchase order is attached as Exhibit G. To the extent there is a conflict between the terms and conditions contained in such purchase order, and this Agreement, the terms and conditions contained in this Agreement shall control. Without limiting the generality of the foregoing, (i) at the Pocatello Facility, Co-Packer shall load all Products onto the truck of the carriers hired by Luigino's and (ii) at the Massillon Facility, Co-Packer shall deliver the Products into the custody of Americold for storage in its warehouse, all in accordance with Luigino's written directions. Co-Packer shall invoice Luigino's for the Products on the date such Products are shipped from the Facilities on instructions from Luigino's or in accordance with Section 10(b).

          (b) Luigino's shall use all commercially reasonable efforts to immediately arrange for the receipt of Products produced in accordance with the firm production schedule provided by Luigino's at the Facilities; provided Co-Packer provides reasonable notification to Luigino's that the Product is ready. In the event that Luigino's is unable to pick up the Product on a timely basis, and their failure to do so creates storage problems for Co-Packer, Co-Packer shall give Luigino's notice of such failure and a reasonable period of time, under the circumstances, to pick up such Product or Co-Packer shall be entitled to arrange for such shipment and storage on commercially reasonably terms, under the circumstances, at Luigino's cost.

     11. Risk of Loss. Luigino's shall bear the risk of loss or damage to any of the Products after Co-Packer has delivered the same to the FOB point, as set forth in this Agreement, except for loss or damage caused by the manufacturing, processing, packaging, or quality of the Products, in which case Co-Packer solely shall bear the risk of such loss or damage. Co-Packer shall bear the risk of loss or damage, to any of the Products, that occurs while at their owned Facilities.

     12. Inspections.

          (a) Representatives of Luigino's may upon reasonable advance notice to Co-Packer, enter the Facilities and inspect the Products, the Factory and any warehouse at which the Products are stored, during the time of production, storage, or clean-up periods. The inspection may include those aspects of Co-Packer's manufacturing techniques, quality control, sanitation


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     procedures, and records relating solely to the Products, however Co-Packer may restrict access by Luigino's representatives to only those areas where the Products and ingredients and materials for the Products are processed, tested, or stored ("Product Areas") and Co-Packer may shield Luigino's from those areas within the Product Areas that involve Co-Packer's proprietary or trade secret processes that do not relate to the Products.

          (b) In addition, upon ten (10) days prior written notice, Luigino's shall have the right, at Luigino's expense, to have an independent auditing firm examine the books and records of Co-Packer at Co-Packer's offices in order to verify the accuracy of the Prices that Co-Packer has used; provided, however, that in the event the independent auditing firm determines that the actual cost of the Prices is more than 5% less than the actual cost stated by Co-Packer, Co-Packer shall bear the full cost of such independent auditing firm. The choice of an independent auditing firm by Luigino's shall be subject to the approval of Co-Packer, which approval shall not be unreasonably withheld. The determination of the independent auditing firm of the Prices shall be final and binding upon the parties. Upon a determination of the Prices for the relevant period, (i) Co-Packer shall refund to Luigino's any amount by which the estimated Price exceeded the actual Price, or (ii) Luigino's shall pay to Co-Packer any amount by which the actual Price exceeded the estimated Price.

          (c) During the term of this Agreement, and for a period of three (3) years thereafter, Co-Packer shall maintain and make available to Luigino's upon request all records of chemical, physical, microbiological, and process tests of the basic ingredients and packaging materials, intermediate products, and finished Products that Co-Packer conducts or that it requires from its suppliers. Any such inspection or testing by Luigino's shall be gratuitous and shall not (i) relieve Co-Packer of its obligations under this Agreement or (ii) constitute acceptance by Luigino's of any portion of the Products. Luigino's shall receive the Products subject, at Luigino's discretion, to inspection and approval of the Product lot or lots, by Luigino's quality control personnel within a reasonable time after receipt. Co-Packer acknowledges that (a) Luigino's retains the right to reject nonconforming Products with latent defects until such time as such defects are discovered and (b) acceptance of any Products does not relieve Co-Packer of its representations, warranties and indemnification obligations with respect to such Products. Payments by Luigino's for any quantity of the Products shall not constitute approval or acceptance of such Products. If any quantity of the Products is defective or does not conform to descriptions, or the Specifications, Luigino's may reject all of such quantity, accept all of such quantity, or accept any commercial unit or units of such quantity and reject the rest. Luigino's agrees to use all commercially reasonable efforts to identify and retain all Products that are in saleable condition. Co-Packer shall reimburse Luigino's in full for the quantity of the Products rejected and returned in accordance with
     Section 9. Co-Packer shall assume all costs of transportation and handling both ways for such properly rejected Products. Co-Packer shall remove Luigino's trademarks, trade name, trade dress and any other marks identifying Luigino's or Luigino's parent or affiliate companies from any rejected Products and the case artwork and repackage such rejected Products before Co-Packer disposes of such Products. Upon request of Luigino's, Co-Packer shall certify in writing to Luigino's that all such trademarks, trade names, trade dress and identifying marks have been removed from any rejected Products. Both parties agree that, provided Co-Packer has obtained Luigino's consent, and otherwise complied with this Section, Co-Packer shall be entitled to sell salvageable rejected Product to a salvage company.


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          (d) Upon reasonable request, Co-Packer shall deliver to Luigino's (i)
     copies of the microbiological and process test results referred to in clause (c) above, all weight control and internal quality assurance reports, all hold actions and notices of the action taken and all HACCP checks that relate to the Products, as and when such reports, hold actions, notices and checks are first made available to Co-Packer's management, (ii) copies of all USDA, FDA and other regulatory agency material notices, reports, inspections, investigations or other communications that relate to the Products or the manufacture of the Products (including, without limitation, Recall Actions), promptly (and in all events within five (5) business days) after receipt by Co-Packer, (iii) copies of all customer complaints that relate to the Products promptly (and in all events within five (5) business days) after receipt by Co-Packer and (iv) for each day during which Products are produced hereunder at any Facility, one sample tray of each Product produced at such Facility from each line for each production run or shift that produced Products on such day.

          (e) Notwithstanding anything in either this Section 12 or Section 20 that may be to the contrary, if Luigino's inspection reveals any situation that would be a material breach of the requirements set forth in this Agreement, Luigino's shall give Co-Packer notice of such material breach and Co-Packer shall have ten (10) days to cure such breach if the ability to cure such breach is totally within the control of Co-Packer (or if such breach cannot reasonably be cured within such ten (10) day period, to initiate steps to cure such breach within such ten (10) day period and pursue such cure diligently thereafter, in good faith, to complete such cure as soon as reasonably practicable) or ten (10)days to develop a plan to remedy the situation if it is not totally within the control of Co-Packer to remedy. If such breach is not cured, or a plan is not developed within such time period, Luigino's shall have the right to terminate this Agreement

     13. Confidentiality. Luigino's and Co-Packer have executed a Non-Disclosure Agreement, in the form attached to this Agreement as Exhibit H and made a part of this Agreement (the "Non-Disclosure Agreement") for the protection of the parties Confidential Material. At no time during the term of this Agreement, or at any time thereafter, shall Co-Packer use the recipes for the Products, and Specifications that are unique to the Products, except to produce the Products under the written direction of Luigino's.

     14. Warranties and Representations. Co-Packer warrants and represents that:

          (a) All of the Products that Co-Packer manufactures, processes, and packages under this Agreement (i) shall be manufactured, processed, and packaged in conformity with applicable standards set forth in United States Food and Drug Administration and United States Department of Agriculture rules and regulations, as amended, (ii) shall conform to this Agreement and the Specifications, and (iii) shall be fit and wholesome for human consumption and shall meet all requirements of applicable statutes, rules, and regulations of the United States and any state or local government. WITH THE EXCEPTION OF PRODUCTION SHORTFALL IN EXCESS OF 800,000 CASES IN THE FIRST YEAR AND 600,000 IN THE SECOND YEAR OF THIS AGREEMENT, AND ANY LIABILITY TO THIRD PARTIES, AS SET FORTH IN SECTION 15, CO-PACKER SHALL NOT BE LIABLE TO LUIGINO'S FOR ANY PUNITIVE OR PENAL DAMAGES, WHETHER OR NOT ARISING OUT OF THE CO-PACKER'S NEGLIGENCE.


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

          (b) Each delivery under this Agreement shall be, as of the date of such delivery, not short in weight, or adulterated or misbranded within the meaning of, and shall otherwise comply with the Federal Food Drug and Cosmetic Act, as amended, the Federal Fair Packaging and Labeling Act of 1966, as amended, the United States Department of Agriculture rules and regulations, as amended, and any other food or drug law or regulation of any federal, state or local government. Notwithstanding the foregoing, Luigino's shall be responsible for the compliance by the labels and statements on the packages for the Products with all applicable statutes and regulations, it being acknowledged that Luigino's is relying on Co-Packer's representations and warranties in the Purchase Agreement that as of the Closing Date, the current labels and statements on the packages for the Products comply with all applicable statutes and regulations. Each delivery under this Agreement shall be a product that, under the provisions of such federal, state, and local laws, may be lawfully shipped and sold in interstate commerce and conforms in all respects to the requirements of such laws and the rules and regulations issued pursuant to such laws.

          (c) No delivery shall bear or contain any food additive, pesticide, or other substance as of the date of such delivery that is unsafe for human consumption within the meaning of the Federal Food Drug and Cosmetic Act, with all revisions and amendments pertaining to such statute.

          (d) It shall have good and marketable title to all Products, at the time of delivery, free and clear of all liens, claims, security interests and encumbrances of any kind or nature.

     15. Indemnification.

          (a) Co-Packer indemnifies and shall hold harmless Luigino's (including its parent, affiliate, and subsidiary companies) and its customers from and against any and all claims, demands, actions, suits, causes of action, damages, and expenses (including but not limited to expenses of investigation, settlement, litigation, and attorneys' fees incurred in connection therewith) that any person or entity makes, sustains, or brings against Luigino's (including its parent, affiliate, and subsidiary companies) or any of its customers for the recovery of damages for the injury, illness, or death of any person caused or alleged to be caused by the consumption or use by such person of any of the Products that Co-Packer ships or delivers to Luigino's pursuant to this Agreement.

          (b) Co-Packer indemnifies and shall hold harmless Luigino's (including its parent, affiliate, and subsidiary companies) and its customers from and against all losses, claims, damages, and expenses (including but not limited to expenses of investigation, settlement, litigation, and attorneys' fees incurred in connection therewith) from recalls by governmental authorities, or by Luigino's in reasonable anticipation of a governmental recall, of any of the Products that Co-Packer ships or delivers pursuant to this Agreement, or other losses, claims, damages, actions, and expenses (including but not limited to expenses of investigation, settlement, litigation, or attorneys' fees incurred in connection therewith) to which Luigino's (including its parent, affiliate, and subsidiary companies) may become subject by reason of any breach by Co-Packer of the warranties or representations provided in Section 14 of this Agreement.

          (c) Co-Packer indemnifies and shall hold Luigino's (including its parent, affiliate, and subsidiary companies) harmless from all consumer claims, including reasonable attorneys' fees, arising from or connected with consumer claims or actions that result from any breach of Co-Packer's warranties under this Agreement. Luigino's shall confer with Co-Packer and its insurance carrier before settlement of consumer claims for which Co-Packer is responsible under this Agreement.

          (d) Co-Packer indemnifies and shall hold harmless Luigino's (including its parent, affiliate, and subsidiary companies) and its customers from and against any and all claims, demands, actions, suits, causes of action, damages, and expenses (including but not limited to expenses of investigation, settlement, litigation, and attorneys' fees incurred in connection therewith) arising from Co-Packer's breach of its representations, warranties and covenants set forth in this Agreement or its negligent acts or omissions.

          (e) Luigino's indemnifies and shall hold harmless Co-Packer (including its parent, affiliate, and subsidiary companies) and its customers from and against any and all claims, demands, actions, suits, causes of action, damages, and expenses (including but not limited to expenses of investigation, settlement, litigation, and attorneys' fees incurred in connection therewith) arising from Luigino's breach of this Agreement or its negligent acts or omissions.

          (f) Indemnification Process: (i) If any person or entity asserts any claim or brings any suit or action for which either party may be required to indemnify the other, the party seeking indemnification shall promptly give written notice to the indemnifying party of such claim or suit. The indemnifying party, upon receipt of such notice, shall have the right to assume the defense or handling of such claim, at the indemnifying party's sole cost and expense. The indemnifying party shall select counsel reasonably acceptable to the indemnified party, and the indemnifying party shall defend or handle the same in consultation with the indemnified party, and shall keep the indemnified party timely apprised of the status of such claim, and shall not, without the prior written consent of the indemnified party, directly or indirectly assume any position or take any action that would impose any obligation of any kind on or restrict the actions of the indemnified party. The indemnifying party shall not, without the prior written consent of the indemnified party, agree to a settlement of any claim. The indemnified party shall cooperate with the indemnifying party and shall be entitled to participate in the defense or handling of such third party claim with its own counsel and at its own expense.

               (ii) If the indemnifying party does not give written notice to the indemnified party, within 30 days after receipt of the notice from the indemnified party of any claim, of the indemnifying party's election to assume the defense or handling of such claim, the indemnified party may, at the indemnifying party's expense, select counsel in connection with conducting the defense or handling of such claim and defend or handle such claim in such manner as it may deem appropriate, provided, however, that the indemnified party shall keep the indemnifying party timely apprised of the status of such claim and shall not settle such claim without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld. If the indemnified party defends or handles such claim, the indemnifying party shall cooperate with the indemnified party and shall be entitled to participate in the defense or handling of such claim with its own counsel and at its own expense.

          (g) Product Recall. Luigino's shall have the right to initiate and direct the content and scope of a recall, market withdrawal, stock recovery, product correction and/or advisory safety warning (any one or more referred to as a "Recall Action") regarding the Products. Luigino's shall determine, in its reasonable discretion, the manner, text and timing of any publicity to be given such matters. In the event a Recall Action is initiated or directed by Luigino's, ,Co-Packer agrees to fully cooperate and take all such steps as are reasonably requested to implement the Recall Action in a timely and complete manner. Any and all action to be taken in connection with a Recall Action shall be in accordance with applicable USDA and FDA policies and other federal, state and local laws and regulations and in Luigino's reasonable discretion in accordance with its internal procedures for handling such matters. Luigino's agrees to work with Co-Packer to coordinate and manage this process together and to use commercially reasonable efforts, under the circumstances, to minimize costs. Provided these provisions have been complied with, Co-Packer shall bear the commercially reasonable costs associated with any Recall Action which results from such Product not complying with Co-Packer's representations and warranties hereunder.

     16. Insurance. Co-Packer shall maintain in full force and effect during the term of this Agreement, and for a period of at least two (2) years after the date the last of the Products manufactured hereunder have been sold by Luigino's to its customers, comprehensive general liability insurance coverage, including contractual liability and products/completed operations liability coverage, with Luigino's, its parent company and their respective officers, employees and agents named as additional insureds, with minimum limits of $3,000,000 combined single limit for bodily injury and property damage per occurrence, with a responsible insurance carrier. Such insurance shall be on an occurrence basis; that is, it shall cover any claim made for injuries or damages arising out of an event occurring during the term of the policy regardless of whether the claim is made after the expiration of the term of the policy. Before commencement of any production under this Agreement and from time to time thereafter upon the expiration of any such certificate of insurance, Co-Packer shall furnish Luigino's with a certificate of insurance evidencing the above coverages. Such certificate shall contain a clause for notification of Luigino's thirty (30) days in advance of any cancellation, reduction, or change in coverage.

     17. Resales of the Product. Luigino's shall have complete and sole discretion as to the resale of the Products, including the pricing of the Products, the advertising (if any), marketing (if any), sales, and distribution of the Products, and the expenses it incurs in connection therewith.

     18. Trademarks and Trade Names. Nothing contained in this Agreement shall be deemed to give Co-Packer any right, title, or interest in or to Luigino's trademarks and trade names, or the trademarks and trade names of any parent, affiliate, or subsidiary company of Luigino's, including, but not limited to the Luigino's or keystone trademarks. Co-Packer may not use any of such trademarks or trade names, except as Luigino's authorizes in writing. Co-Packer recognizes and acknowledges that such trademarks are the sole property of Luigino's.

     19. Additional Varieties. From time to time Luigino's by written notice may reasonably request that Co-Packer produce varieties of the Products in addition to the current categories.

Luigino's shall absorb all costs associated with the testing, if any, required to produce such new products, including but not limited to, test runs, labor and materials. Should any capital equipment be necessary to produce the new products in the of the parties shall negotiate in good faith the reach a mutual written agreement to acquire the necessary capital equipment. Should the parties desire that such new products ultimately become Products, the parties shall agree in writing as to the pricing and volume adjustments necessary to accommodate such new Products. All other terms, provisions, covenants, warranties, representations, and conditions of this Agreement shall apply to such additional varieties of the Products.

     20. Termination by Luigino's. In addition to the rights to terminate set forth in Section 12(e), Luigino's may terminate this Agreement:

          (a) If Co-Packer materially breaches or violates any of the warranties, representations, or covenants that this Agreement contains or requires and Co-Packer fails to remedy the breach or violation within thirty (30) days after receipt from Luigino's of written notice of the breach or violation; or,

          (b) If Co-Packer breaches its representations, warranties or covenants hereunder that relate to producing the Products in accordance with the Specifications or in accordance with the firm production schedule on a recurring basis (more than two times), and each such breach has, or would reasonably be expected to have a materially adverse economic effect on Luigino's business, such breaches shall be considered material and if such breach happens a third time Luigino's shall give Co-Packer written notice of such condition and Co-Packer shall have ten (10) days to cure such breach, if the ability to cure such breach is totally within the control of Co-Packer (or if such breach cannot reasonably be cured within such ten
     (10) day period, to initiate steps to cure such breach within such ten (10) day period and pursue such cure diligently thereafter, in good faith, to complete such cure as soon as reasonably practicable) or ten (10) days to develop a plan to remedy the situation if it is not totally within the control of Co-Packer to remedy. Provided, however, that: (i) if such third breach is not cured, or a plan is not developed within such time period, Luigino's shall have the right to terminate this Agreement or, (ii) if such breach happens a fourth time, Luigino's shall have the right to terminate this Agreement without additional notice and an opportunity to cure.

          (c) If Co-Packer makes an assignment for the benefit of its creditors, commits any act of bankruptcy, has a receiver appointed, or otherwise admits of its inability to pay its debts as they mature, or if a private party garnishes its assets or a governmental authority sequesters its assets; or

          (d) If Co-Packer becomes a party to any merger, consolidation, acquisition, or other reorganization agreement without the prior written approval of Luigino's, such approval not to be unreasonably withheld; or

          (e) In such other circumstances as this Agreement expressly provides.

     21. Termination by Co-Packer. Co-Packer may terminate this Agreement:

          (a) If Luigino's breaches or violates any of the agreements, covenants, or conditions set forth in this Agreement and Luigino's fails to remedy the breach or violation within thirty (30) days after receipt from Co-Packer of written notice of the breach or violation; or

          (b) If Luigino's makes an assignment for the benefit of its creditors, commits any act of bankruptcy, has a receiver appointed, or otherwise admits of its inability to pay its debts as they mature.

     22. Effect of Termination. Termination of this Agreement shall be without prejudice to any rights that may have accrued to Co-Packer or Luigino's at the date of termination.

     23. Amicable Settlement. The parties agree to make every effort to amicably settle any problem arising under this Agreement. Only if the parties fail to resolve such controversy, claim or breach within 30 days by amicable arrangement and compromise, may the aggrieved party seek mediation as set forth below.

     24. Mediation of Disputes. If any dispute arises out of this Agreement, the parties will in good faith attempt to first settle it by elevating the dispute to the Vice President of Operations of Co-Packer and the Vice President of Operations of Luigino's. If the dispute is not resolved in 25 business days, the parties shall submit the dispute to mediation. To initiate the mediation a party must give notice in writing ("the ADR Notice") to the other party requesting a mediation in accordance with this clause. The mediation is to take place not more than 50 business days after the ADR Notice. If there is any issue on the conduct of the mediation upon which the parties cannot agree within 20 business days of the ADR Notice, a mediator acceptable to both parties will be selected, at the request of either party, who will decide the issue for the parties, having consulted with them first.

     25. Return of Materials. In the event of termination or expiration of this Agreement, Co-Packer immediately shall account for and return to Luigino's all Materials that Luigino's may have supplied pursuant to this Agreement.

     26. Force Majeure. If either party is prevented from performing any of its obligations under this Agreement or is substantially delayed in such performance by reason of any cause beyond its control, including, but not limited to, any governmental restrictions, acts of God, crop shortages, riots, war, fire, labor disputes, or other causes of force majeure, it shall be excused from the performance of its obligations affected by the reasons referred to, or from the delay in such performance. If no less than two (2) weeks after the occurrence of the event, such condition is reasonably expected to continue for a period of sixty (60) days from the date of the occurrence and substantially interfere with the further performance by either party of this Agreement, either party may terminate this Agreement on ten (10) days' written notice to the other party. If this Agreement is terminated under this Section 26, each party shall bear the costs it has incurred before the date of termination specifically related to the Products not delivered to Luigino's by the date of termination.

     27. Independent Contractors. The parties are independent contractors and engage in the operation of their own respective businesses. Neither Co-Packer nor Luigino's shall be considered the agent of the other for any purpose whatsoever. Neither Co-Packer nor Luigino's has any authority to enter into any contracts or assume any obligations for the other or to make any warranties or representations on behalf of the other. Nothing in this Agreement shall be considered to establish a relationship of co-partners or joint venturers between Co-Packer and Luigino's. Under no circumstances shall Luigino's be liable for the debts or obligations of Co-Packer or for the wages, salaries, or benefits of Co-Packer's employees.

     28. Severability. If any paragraph or portion of this Agreement violates any applicable law, such paragraph or portion shall be inoperative. If a court of competent jurisdiction rules that any provision set forth in this Agreement is unenforceable, then such provision shall be deemed modified to the extent that, in the court's opinion, is necessary to make it enforceable. The remainder of the Agreement shall remain valid and shall continue to bind the parties.

     29. Successors and Assigns. This Agreement shall be binding and inure to the benefit of each of the parties and its successors and assigns; however, Co-Packer may not transfer or assign this Agreement without the prior written consent of Luigino's.

     30. Notices. Each party shall give in writing by personal delivery or by U.S. mail any notice or communication that such party may or must give under this Agreement or with respect to it. Such notice shall be deemed to have been given or made when personally delivered, or five (5) business days after deposit in the U.S. mail, first class, postage prepaid, return receipt requested, directed to the respective parties as follows:

     (a)  Notices to Co-Packer shall be addressed to:

          Heinz Frozen Food Company
          1062 Progress Street
          Pittsburgh, PA 15212
          Attn: Vice President, Global Supply Chain

     (b)  Notices to Luigino's shall be addressed to:

          Luigino's, Inc.
          100 East Broadway
          Jackson, Ohio 45640
          Attn: Ronald O. Bubar

Either party may, from time to time by notice given in accordance with this
Section 30, advise the other of changes of address or additional addresses for the giving of notices.

     31. Waiver. No waiver by either party of any breach, default, or violation of any term, warranty, representation, agreement, covenant, condition, or provision of this Agreement shall constitute a waiver of any subsequent breach, default, or violation of the same or other term, warranty, representation, agreement, covenant, condition, or provision.

     32. Entire Agreement. This Agreement, together with any Exhibits attached to this Agreement, contains all of the terms, warranties, representations, agreements, covenants, conditions, and provisions upon which the parties have agreed with respect to the subject matter of this Agreement and merges and supersedes all prior agreements, understandings, and representations relating to such subject matter. This Agreement shall not be altered or changed except by a writing that an authorized officer or representative of each party signs.

     33. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to conflicts of law rules.

     34. Interpretation. This Agreement shall be construed as a whole in accordance with its fair meaning of its language and, regardless of who is responsible for its original drafting, shall not be construed for or against either party. The captions of the various sections of this Agreement are included for convenience of reference only and shall in no way effect the construction or interpretation of this Agreement.

     35. No Solicitation of Employees. Both parties agree that during the term of this Agreement and for a period of one (1) year thereafter, they will not directly solicit for employment or advise or recommend to any other person or entity that such person or entity solicit for employment any person then employed by the other party who is directly involved in the day to day administration of this Agreement.

     IN WITNESS WHEREOF, each party has executed this Agreement on the day and year first above written.


                                    HEINZ FROZEN FOOD COMPANY


                                    By: /s/ Greg Surabian
                                        -------------------------------------
                                    Name: Greg Surabian
                                          --------------------------------------
                                    Title: Vice President
                                           -------------------------------------


                                    LUIGINO'S, INC.


                                    By: /s/ Ronald Bubar
                                        ----------------------------------------
                                    Name: Ronald Bubar
                                          --------------------------------------
                                    Title: President and Chief Executive Officer
                                           -------------------------------------

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